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Exhibit 11

Ballantyne of Omaha, Inc. and Subsidiaries

Computation of Earnings (Loss) Per share of Common Stock

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Basic earnings (loss)
Earnings (loss) applicable to common stock	$(4,052,628)	$(3,925,912)	$7,758,949
Weighted average common shares outstanding*	12,518,724	12,475,907	12,590,234

Basic earnings (loss) per share	$(0.32)	$(0.31)	$0.62

Diluted earnings (loss)
Earnings (loss) applicable to common stock	$(4,052,628)	(3,925,912)	7,758,949
Weighted average common shares outstanding*	12,518,724	12,475,907	12,590,234
Assuming conversion of options outstanding*	—	—	559,635

Weighted average common shares outstanding, as adjusted*	12,518,724	12,475,907	13,149,869

Diluted earnings (loss) per share	$(0.32)	$(0.31)	$0.59

*
Adjusted for all stock splits and stock dividends

        Because the Company reported net losses for the years ended December 31, 2001 and 2000, respectively, the calculation of net loss per share—diluted excludes potential common shares from stock options as they are anti-dilutive and would result in a reduction in loss per share. If the Company had reported net income for these years, there would have been 72,413 and 35,501 additional shares, respectively in the calculation of net loss per share—diluted.

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  Exhibit 11
Ballantyne of Omaha, Inc. and Subsidiaries Computation of Earnings (Loss) Per share of Common Stock Years Ended December 31, 2001, 2000 and 1999